February 20, 2007

Mail Stop 4561

    Mr. Joseph J. Wallace
    Chief Financial Officer
    Collectors Universe, Inc.
    1921 E. Alton Avenue
    Santa Ana, CA 92705

    Re: Collectors Universe, Inc.
            Form 10-K for the year ended June 30, 2006
            Form 10-Q for the quarter ended September 30, 2006
            Form 10-Q for the quarter ended December 31, 2006
            File No. 0-27887

    Dear Mr. Wallace:

        We have reviewed your filings and have the following comments. We have
limited our review to only your financial statements and related disclosures and will
make no further review of your documents. Where indicated, we think you should revise
your documents in response to these comments. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please
be as detailed as necessary in your explanation. In some of our comments, we ask you to
provide us with information so we may better understand your disclosure. After
reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended June 30, 2006

Selected Consolidated Financial Data, page 37

1. In light of your dividend policy that was adopted on May 31, 2006 and in
   accordance with Item 301 of Regulation S-K, please confirm to us that you will
   revise your table of financial data to include cash dividends declared per common
   share.

Certifications, Exhibits 31.1 and 31.2

2. Considering that the certifications must be signed in a personal capacity, please confirm to us that you will revise your certifications in all future filings to exclude the title of the certifying individual from the opening sentence.

Form 10-Q for the quarter ended September 30, 2006

Form 10-Q for the quarter ended December 31, 2006

Consolidated Financial Statements

Condensed Consolidated Statements of Cash Flows, pages and 3 and 4

3. We note that net cash inflows from advances to and cash collections from customer notes receivable evidencing loans made to dealers under your dealer financing programs have been reclassified from cash flows from investing activities to cash flows from operating activities. Since these amounts are not derived from actual sales to the customer, please tell us how you considered SFAS 95 in your accounting treatment.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding

initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief